

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Via E-mail
Lynn Jurich
Chief Executive Officer
Sunrun Inc.
595 Market Street, 29th Floor
San Francisco, California 94105

> **Re:** **Sunrun Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 27, 2015**
> **CIK No. 0001469367**

Dear Ms. Jurich:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

General

2. Please balance information in your summary. For example:

- Please balance your presentation regarding your strengths by discussing your recent history of losses.

- Please balance your presentation regarding your strengths by discussing your limited experience in your direct-to-consumer business.

- Please balance your statement that you have "uninterrupted project finance" on page 4 with a reference to the fact, discussed in your first risk factor, that there are conditions in your financing commitments from fund investors, which if not satisfied could restrict your ability to draw on such commitments. Please also clarify how your ability to raise financing gives your *partners* access to funding.

3. Please revise your summary to briefly explain the significance of the investment funds to your operations, and describe the types of structures you use, how economic benefits are allocated under these structures, and that your ability to benefit from the recurring customer payments, investment tax credits and other incentives created under your customer agreements varies depending upon the structure of the investment funds. Consider including such other information as will help investors understand your various risk factors that address aspects of the funds and your relationship with fund investors.

Overview, page 1

4. Please provide some additional context and clarity in the Summary regarding your operations and relationships with customers and partners, so that investors who may be unfamiliar with your business model will better understand the more detailed information elsewhere in your prospectus, including, for example, in your Risk Factors, MD&A and Business sections. For example:

- The second paragraph in this section suggests that you may sell solar systems to customers, but that in most cases, you install solar systems on customers' homes and sell them power under a power purchase agreement. Later in your prospectus, such as on page 18, you refer to your "leases and power purchase agreements." On page 22, you discuss a "long-term leasing model" versus a purchase model in the context of direct-to-consumer products. Please clarify whether there is a distinction between customers purchasing power from your or leasing your solar systems, or whether your references to leases mean leases of solar systems to the funds.

- Please clarify the extent to which your business is providing solar systems to customers, as suggested in the second paragraph, or offering a platform of services and tools to other solar industry participants, including new market entrants and smaller industry participants, as suggested in the third paragraph under this heading.

- Throughout the summary and risk factors, you refer to multi-channel approach, your "solar partners" and in some cases to your "strategic partners". Please include a brief summary of the channels through which you offer your products, and distinguish what you mean by "solar" and "strategic" partners. Please also briefly clarify the nature of your business and economic relationships with your partners, such as whether you have actual partnership relationships with them.

- Under "Technology Suite" please clarify whether your partner businesses use your software to support maintenance and monitoring of your systems. Elsewhere, your disclosure suggests that your solar partners are engaged in sales and installation, but that you are responsible for maintenance and monitoring of the systems.

Our Distinctive Approach, page 3

5. Please provide your average nominal contract value per customer agreement for year ended December 31, 2014.

Platform of Services and Tools, page 3

6. Please explain what you mean when you say that your platform exists as a "market clearer" for sales and installation firms.

Risk Factors, page 13

Risks Related to Our Business and Our Industry, page 13

Our business currently depends on the availability of utility rebates, tax credits and other financial incentives in addition to other tax benefits. The expiration, elimination or reduction of these rebates and incentives could adversely impact our business, page 17

7. We note your disclosures that to date homeowner defaults and early contract terminations have been immaterial. Please expand this risk factor to address the Arizona's law impact, if any, on your existing customer contracts.

<u>We rely on net metering and related policies to offer competitive pricing to homeowners in all of
our current markets, and changes to net metering policies may significantly reduce demand for
electricity from our solar service offerings, page 17</u>

8. Please expand this risk factor by identifying the states in which operate that currently have
   metering caps and whether those caps are close to being met so that investors might have
   better appreciation this risk.

<u>Our business is concentrated in certain markets, putting us at risk of region specific disruptions,
page 22</u>

9. We note your disclosure that a large portion of your total sales and installations were in
   California and Hawaii. Please revise your risk factor to quantify the portion of your sales
   and installations that were in California and Hawaii so that investors might have a better
   understanding of the risk.

<u>Loan financing or direct-to-consumer developments could adversely impact our business, page
22</u>

10. Please clarify whether the expiration of the Individual ITC will adversely affect demand for
    your products only through the direct-to-consumer channel, or through all channels. Please
    also clarify whether the Individual ITC is available only to residential customers who
    purchase a solar system, or to any customer who installs a solar system, such as those who
    lease the system or enter into power purchase agreements. In this regard, we note disclosure
    on page 94 that incentives are available to 'end users', but also that the Individual ITC is
    available for the installation of solar power facilities owned by individuals.

<u>We have guaranteed a minimum return to be received by an investor in one of our investment
funds, which could adversely affect our business and financial condition if we were required to
make any payments as a result of this guarantee, page 26</u>

11. To provide investors with a better sense of the magnitude of this risk, please disclose whether
    you have made payments with respect to the guaranteed minimum return in the past, and if
    so, please quantify the payment amounts and the guaranteed minimum rate of return.

<u>Risks Related to Ownership of Our Common Stock and this Offering, page 32</u>

<u>General</u>

12. Please add a risk factor to address the risks, if any, arising from the limitations on the ability
    of stockholders to act by written consent and to call special meetings. In this regard, we note
    your disclosure on page 123.

13. Please also add a risk factor to address the risks if any, arising from advance notice requirements, removals of directors and the vote requirements for amendments to the charter provisions.

Dilution, page 48

14. Please revise your presentation to begin with historical net tangible book value along with the per share amount to allow investors to link the disclosures to the historical financial statements included within the Form S-1. Refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

General

15. We note your disclosure that you operate in 13 states and a large portion of your sales and installations were in California and Hawaii. Please expand your disclosure to include a breakdown of your percentage of sales and installations in California and Hawaii and any other state from which you derive a material portion of sales. In addition, please disclose whether your entry into any particular state was a result of your purchase of the residential sales and installation business of Mainstream Energy Corporation.

Overview, page 52

16. We note your statement that prior to the acquisition of MEC on February 1, 2014, you relied on sales and installation partners and/or strategic partners for the sale and installation of your solar energy systems. However on page 66, you disclose that you did not sell solar energy systems prior to the acquisition of MEC. As such, it is unclear why you state your partners sold your solar energy systems. Please revise your disclosures throughout the Form S-1 or advise.

Investment Funds, page 53

17. Please revise your disclosure to enhance the description of the material terms of these agreements, including but not limited to the following provisions:

- Identify the term of each fund, unless indefinite;

- Describe the circumstances giving rise to your ability to receive ongoing cash distributions; and

- Disclose the minimum rates of return to be received by the fund investors and whether they vary by fund.

As it appears that your business substantially depends on your ability to create and obtain financing from these funds, please also file your agreements with the funds as exhibits to the registration statement, or explain why this is not required.

18. We note that the investment funds either own or enter into master lease with a Sunrun subsidiary for the solar energy systems, customer agreements and associated incentives. Please tell us if there is a financial statement impact between the investment fund owning the solar energy systems, customer agreements and associated incentives versus entering into a master lease with a Sunrun subsidiary.

19. Please expand your table on page 54 to include the carrying value of the systems owned and/or leased by each type of investment fund as of the most recent balance sheet date. Please also disclose the amount of contributions made by fund investors for each type of consolidated joint venture presented.

20. Please expand your description of Lease Pass-Through investment fund structure to explain what you mean by "owner entity consolidated, tenant entity not consolidated," in the table above.

21. We note for one of your inverted lease joint ventures, that noncontrolling interest is calculated using pro rata share rather than using the HLBV method. Please expand your disclosure to include a description of the terms included in the agreements for the four inverted lease investment funds that are substantive profit-sharing arrangements for purposes of allocating earnings and losses to the investors.

Key Operating Metrics, page 55

22. Please disclose the consequences to the homeowner and to you if a homeowner cancels a signed customer agreement.

Customers, page 56

23. Please remove the inclusion of MEC customers from your presentation prior to acquisition on February 1, 2014, or expand the explanatory footnote to quantify the number of customers included from periods prior to the acquisition and explain the differences between the arrangements with those customers and customer agreements subsequent to the acquisition.

24. Please disclose the number of Customer Agreements entered into during each period presented along with a cumulative number. If the amount is the same as the number of customers with solar energy systems installed or under contract to install, net of cancellations, please disclose this fact.

Estimated Nominal Contracted Payments Remaining, page 56

25. Please disclose the portion of the estimated nominal contracted payments remaining that relate to PPA contracts.

Estimated Retained Value, page 57

26. Please provide a disaggregated presentation of estimated retained value for the portion that relates to the remaining term of the Customer Agreements and the portion that is based on the assumption that homeowners will renew their customer agreements. Please also provide corresponding sensitivity tables for the disaggregated presentation that includes a different default assumption for the estimated retained value that relates to the remaining term of the Customer Agreements in place.

27. Please expand your statement on page 58 regarding expected distributions to fund investors as it relates to the calculation of estimated retained value for the investment funds not subject to HLBV accounting to include the one inverted lease investment fund using pro rata share basis in addition to the lease pass-throughs.

Components of Statements of Operations, page 61

Revenue, page 61

28. Please quantify the amount of revenues recognized from (a) customer agreements; (b) solar energy system rebate incentives; (c) sales of SRECs; (d) ITCs assigned to lease pass-through investment funds; (e) sale of solar energy systems directly to homeowners; and (f) product sales for each period presented.

Net Loss Attributable to Common Stockholders, page 63

29. Please expand your discussion of the HLBV calculation to include disclosures for the impact of any difference between the cash you receive from the investment funds and the carrying value of the solar energy systems contributed to the investment funds. Please also include disclosures for how the HLBV calculation may be impacted by the timing of an investor's cash contribution to the investment fund relative to the timing of the contribution or sale of the solar energy systems to the applicable investment fund.

30. Based on your description of the differences between the partnership flips and inverted leases investment funds and how the HLBV method impacts the allocation of income and loss, it sounds like the inverted lease fund investors are allocated income prior to the flip point. If this is the case, please separately disclose the amount of income / (loss) allocated to redeemable noncontrolling interest and noncontrolling interest for each period presented.

Lynn Jurich
Sunrun Inc.
April 23, 2015
Page 8

Results of Operations, page 65

31. For your analysis of the increase in operating leases and incentives, please disclose the amount by which solar energy systems under customer agreements increased during fiscal year 2014 as compared to fiscal year 2013. Please also disclose the amount of ITC revenue recognized during fiscal year 2013.

32. We note that you recognized $8.8 million within cost of operating leases and incentives related to the acquisition of MEC. Please help us better understand what these costs are, considering MEC did not have any customer agreements prior to or at the time of acquisition.

Liquidity and Capital Resources, page 68

Sources of Funds, page 69

33. You state that your cash and cash equivalents, investment fund commitments, projected investment fund contributions and available borrowings will be sufficient to meet your anticipated cash needs for at least the next 12 months. Please expand your disclosures to address the following:

- Expand your statement that your 14 active investment funds have $198.0 million of undrawn committed capital to clarify if the funding received from these commitments can only be used for specific purposes and what these purposes are.

- Disclose the amount of available borrowings under your debt instruments as of the latest balance sheet date without violating any debt covenants.

- Please disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

34. To the extent that future non-compliance of any debt covenant is reasonably likely, please disclose all of the covenant requirements and the actual results for fiscal year 2014. Please refer to Item 303(a)(2) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

35. Please disclose the date you issued and sold the Series E convertible preferred stock and whether the securities were sold to related or unrelated parties.

Critical Accounting Policies and Estimates, page 73

Common Stock Valuation, page 77

36. To help us better understand your estimation of the fair value of your shares of common stock for your issuances of equity-based compensation during fiscal year 2014 and subsequent periods and issuances of shares for the acquisition of MEC, please provide us with your calculations of your entity value for each grant and/or issuance date. As part of your presentation, please tell us more about the methodologies and assumptions used at each date, including the following information:

- A list of the peer companies used, including an explanation as to how you determined these companies are similar to your business and whether these are the same companies used for estimating volatility. To the extent that there was any change in peer companies between grant dates, please tell us why the change occurred.

- An explanation as to why you are using net income for the guideline public company method, as you are in a high growth business rather than a low growth business. Please clarify whether you are applying the multiplier to a historical value, combination of historical and forecast, or a forecast of net income.

- An explanation as to how the 2014 issuance of the Series E convertible preferred stock was considered in estimating the fair value of your shares of common stock.

- The per share value employees and former employees received from the sale of 1,092,421 shares of common stock to existing investors.

- When you first initiated discussions with underwriters regarding the IPO process, including the date when you first received an estimated valuation. Please tell us the methodology the underwriters are using to estimate the fair value of your common stock for purposes of the IPO, including the material assumptions they are using. For any material differences in methodology and/or assumptions between what you have used and what the underwriters are using, please provide us with a detailed explanation for the differences.

    Please note that we will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Business, page 82

Multi-Channel Capabilities, page 88

37. Please clarify the nature of your business and economic relationships with your solar and strategic partners. For example, clarify whether you have actual partnership relationships

with them via a contractual agreement, or whether they are more similar to exclusive or non-exclusive distributors of your products, or subcontractors. As part of your response, please help us understanding what you mean by your statement on page 60 that you are negotiating relationships with your partners as part of your further investment in your solar partners. Please also address the economic aspects of your relationships with the partners. For example, address whether you compensate partners for their work or whether they may be entitled to a portion of customer payments, or whether you receive payments or compensation from partners for the use of your platform. Please also disclose any other material terms of your agreements with your solar and strategic partners.

Customer Agreements, page 89

38. Throughout your prospectus, you refer to leases and to power purchase agreements. Please elaborate on the characteristic terms of each of these types of agreements in this section. For example, please clarify what payments customers make and what the payments are based upon for each type of contract. Please also clarify, if true, that where a customer chooses to prepay for electricity produced by their system, the amount of the payment is based on an estimate of the amount of the system's output. If this estimate is made at the time of the contract, please clarify, if true, that it could be significantly different from actual output, particularly over a lengthy term such as 20 years. Please also clarify whether, if customers make this prepayment election, the payment is trued up at a later time during or at the end of the contract term to account for differences in the estimated output and actual output.

39. We note that your customer agreements are typically for 20 years. Please briefly describe customer cancellation or terminations rights.

Government Incentives, page 94

40. Please expand your discussion to discuss the potential impact of Arizona's determination that a personal property tax exemption on solar panels does not apply to solar panels that are leased as opposed to owned as discussed in your risk factor on page 17.

Certain Relationships and Related Party Transactions, page 112

41. Please disclose the related party transactions described on page F-57.

Consolidated Balance Sheets, page F-3

42. Please tell us your consideration of the guidance in Articles 5-04(c) and 12-04 of Regulation S-X regarding the inclusion of Schedule I – Condensed financial information of registrant.

2. Summary of Significant Accounting Policies, page F-8
Solar Energy Systems, net, page F-10

43. Please tell us how your stated accounting policy for the estimated depreciable lives of the solar energy system equipment costs being based on your intended use complies with the guidance in ASC 840-20-35-3, which states that property subject to an operating lease shall be depreciated following the lessor's normal depreciation policy. ASC 360-10-35-3 states that depreciation expense shall be determined based on the asset's useful life.

44. Please disclose the useful life for the inverters.

45. We note that you are liable to remove the solar energy systems at the end of the lease or PPA term. Please tell us your consideration as to whether this obligation is within the scope of ASC 410-20.

3. Acquisitions, page F-17

46. Please expand your disclosures regarding the goodwill recognized from the acquisition of MEC to disclose what specific synergies are anticipated. Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

47. Please disclose the number of customers and/or projects and the time period remaining for the acquired solar projects and associated leases acquired from an install partner during March 2014.

12. Lease Pass-Through Financing Obligations, page F-24

48. Please disclose the range of the initial terms subsidiaries finance the cost of solar energy systems with investors rather than stating "up to 25 years".

16. Stock-Based Compensation, page F-31

49. Please disclose the material terms of the RSUs granted, including what the performance targets are.

19. Income Taxes, page F-35

50. Please provide us with your comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion that a valuation allowance for net operating loss carryforwards deferred tax asset is not needed. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature and any uncertainties, risk, and assumptions for those strategies. Please refer to ASC 740-10-30-

16 – 740-10-30-25, ASC 740-10-55-39 – 740-10-55-48, and ASC 740-10-55-120 – 740-10-55-123 for guidance.

23. Subsequent Events, page F-41

51. Please provide us with the significance tests for your acquisition of Clean Energy Experts, LLC.

   You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

          Sincerely,

          /s/ Pamela Long

          Pamela Long
          Assistant Director

cc: Robert G. O'Connor
  Wilson Sonsini Goodrich & Rosati